Exhibit 99.3

PRESS RELEASE

Corporate Office:
130 Adelaide Street West
Suite 2210
Toronto, ON CANADA
M5H 3P5
Website: http://www.starfieldres.com	TSX - SRU OTCBB - SRFDF

STARFIELD RESOURCES PROVIDES UPDATE ON
CORPORATE ACTIVITIES

SUMMARY OF ACTIVITIES:
▪	Conference call and webcast for analysts and institutional investors on May 10, 2007 at 2 p.m. EDT
▪	NI-43-101 Technical Report expected before end of May 2007
▪	Barnes McInerney Inc. retained to provide investor relations counsel
▪	Corporate office moved to Toronto from Vancouver
▪	3.2 million stock options granted to directors and an officer of the company on April 26, 2007

TORONTO, ON (May 7, 2007) - Starfield Resources Inc. (“Starfield” or the “Company”) (TSX: SRU and OTCBB: SRFDF) today announced an update on various corporate activities and a conference call and webcast for analysts and institutional investors on May 10, 2007 at 2 p.m. EDT.

“Our top priority is to complete an NI-43-101 Technical Report, which will help us further define the integrity of the Ferguson Lake resource,” said André J. Douchane, President and Chief Executive Officer of Starfield Resources. “The completion of this report will help us advance our next goal which is the completion of a scoping study by the end of 2007. These and other initiatives for fiscal 2008 will be outlined and discussed in greater detail on our conference call later this week.”

Barnes McInerney Inc., a leading full-service investor relations firm based in Toronto, has been retained to provide the Company with ongoing investor relations counsel.

“Barnes McInerney has worked with more than 65 Canadian mining companies and has extensive mining industry experience,” said Mr. Douchane. “We will leverage their experience and network of contacts to help accelerate our investor relations program and communicate our progress to stakeholders over the next 12 months.”

The Company also announced that it has relocated its corporate office to Toronto from Vancouver. The new head office address is 130 Adelaide Street West, Suite 2210, Toronto, Ontario M5H 3P5 and the telephone number is 416.860.0400.

On April 26, 2007 Starfield granted 3.2 million stock options to certain directors and an officer of the Company. The five-year options were priced at $0.32 per share and vest over a period of two years.

The conference call and webcast for analysts and institutional investors will be held on Thursday, May 10 at 2 p.m. EDT to discuss preliminary financial results for fiscal 2007 and to provide an overview of its objectives and priorities for the Ferguson Lake property in fiscal 2008.

Analysts and institutional investors can participate in the conference by dialing 416-915-5783 or toll free 1-866-250-4665. To ensure participation, please dial in five minutes before the start of the call. News media are invited to monitor the call in listen-only mode by dialing either of the above numbers.

To access the simultaneous audio webcast, please visit Starfield’s website at www.starfieldres.com for directions. Please note the webcast allows participants to listen only.

For those unable to participate, an archived audio recording will be available until midnight on May 17, 2007. To access it, dial 416-640-1917 or 1-877-289-8525 followed by the passcode 21231818#.

About Starfield
Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum and palladium along with cobalt, nickel, and copper from its Ferguson Lake massive sulphides, under the direction of its metallurgical consultant, Dr. Bryn Harris. Additional work is being funded by McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield). The research is focused on the critical process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 132,000 metres of diamond drilling in 359 holes. A National Instrument 43-101 technical report dated May 15, 2006 prepared by N.C. Carter PhD., P.Eng. was filed on SEDAR and on Starfield’s website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high-grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield's Ferguson Lake Project is emerging as Nunavut's largest ongoing base and precious metal project.

On behalf of the Company,

André J. Douchane,
President and CEO

Caution concerning forward-looking statements: This communication to shareholders and the public contains certain forward-looking statements. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Actual results may differ materially from those indicated by such statements. Although Company management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that all statements, other than statements of historical fact, included herein, including, without limitation statements regarding future production, are forward looking statements that involve various risks and uncertainties. These risks and uncertainties include those discussed or identified in the Company’s annual report for the year ended February 28, 2006, as filed with the U.S. Securities and Exchange Commission on Form 20-F. Among others, these include risks related to the uncertainty associated with calculating reserves and mineralization, operating hazards in the mining industry and the Company’s inability to meet its future capital requirements. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such terms are defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext 249 jvincic@barnesmcinerney.com	or	André Douchane President and Chief Executive Officer Starfield Resources Inc. 416-671-0400 www.starfieldres.com

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